  Exhibit 99.1
CORDOVACANN ANNOUNCES CLOSING OF CONVERTIBLE DEBENTURE UNITS

TORONTO, ONTARIO, August 15, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that it has closed a non-brokered private placement offering (the “Offering”) of unsecured subordinated debenture units of the Company (the “Debenture Units”) for gross proceeds of $713,000.

Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures shall mature on August 13, 2021 (the “Maturity Date”) and bear interest at a rate of 10% per annum, accrued monthly and payable on the Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at anytime prior to the Maturity Date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days. Each full Warrant entitles the holder to purchase one common share of the Company exercisable until August 13, 2021 at a price of $1.20 per share. In connection with the Offering, the Company issued an aggregate of $713,000 in Debentures and an aggregate of 356,500 Warrants. The proceeds of the Offering will be used for capital expenditures and general working capital needs.

The Debentures and Warrants sold under the Offering, and any common shares of the Company issuable upon conversion or exercise thereof (collectively, the “Securities”), are subject to a statutory four month and one day hold period expiring on December 15, 2019, and such further restrictions as may apply under foreign securities laws.

The Securities have not and will not be registered under the United States Securities Act of 1933, as amended, and any other applicable state securities laws and therefore may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent of registration or an applicable exemption from registration requirements.

This press release does not constitute a solicitation or offering to purchase any securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:
Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169